Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Capital Markets Day 2021: Sanofi progresses on its strategy to drive growth across its businesses and innovation with emerging leadership in immunology

*	Execution of strategic plan announced in December 2019 is well underway with key growth drivers delivering
*	New business focus in General Medicines and Consumer Healthcare designed to accelerate Sanofi’s growth, cash flow generation, and improve profitability
*	Emerging leadership in immunology with Dupixent® (dupilumab) on a clear path of achieving more than €10 billion in peak sales in Type 2 inflammatory diseases further strengthened by rich pipeline
*

Capital Markets Day webcast follows the fourth quarter and 2020 full year results from 1:30-2:15 p.m. CET / 7:30-8:15 a.m. EDT; Capital Markets Day event will be held from 2:30-5:00 p.m. CET / 8:30-11:00 a.m. EDT

PARIS – February 5, 2021 – Today, Sanofi holds a virtual investor event with key members of the Sanofi leadership team to share and discuss the overall progress in implementing the strategy in core parts of the business as well as the transformation of R&D. Capital Markets Day 2021 provides a comprehensive update on Sanofi’s General Medicines and Consumer Healthcare strategies as well as Dupixent® (dupilumab) and multiple new immunology assets.

“Since announcing our new strategic framework in December 2019, we have been relentlessly driving forward our actions to accelerate R&D efforts, building one of the industry’s most differentiated pipelines in Specialty Care, including our work in immunology which has the potential to transform patient care across this therapeutic area,” said Paul Hudson, Chief Executive Officer, Sanofi. “We are tracking ahead of schedule on our plans for growth, efficiencies, and cutting edge science in our pipeline. The reshaping of our General Medicines and Consumer Healthcare business units will enable both to become even more significant contributors to Sanofi’s growth and profitability.”

Key highlights to be presented at Capital Markets Day 2021

Financial Update: Sanofi confirms its target to expand its business operating income (BOI) margin to 30% by 2022, with the ambition for its BOI margin to exceed 32% by 2025. The company is tracking toward its 2022 target as planned, with the BOI margin up 120 basis points in 2020. Sanofi plans to announce today its expectation that Dupixent will become accretive to BOI margin by end of 2022.

In 2020, Sanofi achieved around €1.7 billion of savings – almost 85% of the 2022 target announced at Capital Markets Day 2019. Today, Sanofi is increasing its cost savings target by €500m to €2.5bn by 2022, to be derived from continued operational excellence. These extra €500m savings are intended to be fully reinvested to further drive top line growth and fund the pipeline.

General Medicines Update: Sanofi has prioritized core medicines with differentiated and/or established profiles that have significant opportunity for growth in key markets. Some of these well-established medicines are the standard-of-care for patients living with diabetes or cardiovascular disease.

“We are focusing on our differentiated core brands in key markets to fully realize their volume potential, compensating for price erosion, and aimed at generating today’s level of sales in 2025.1 This objective will be supported by the ongoing implementation of our innovative go-to-market model, while we continue to streamline the tail of the portfolio to improve profitability,” said Olivier Charmeil, Executive Vice President, General Medicines.

Consumer Healthcare Update: Sanofi has advanced on its plan to establish a standalone business to unlock the value of brand equity and outperform the global market.

“With the ongoing implementation of our fully integrated standalone model, we look forward to being more agile and reducing the complexity of our portfolio to drive growth with our consumer-centric, data-driven marketing approach,” said Julie Van Ongevalle, Executive Vice President, Consumer Healthcare. “We continue to make progress in bringing two potential over-the-counter switches to the market in the coming years that could lead to a blockbuster opportunity in combined sales.”

Transformational Culture: Sanofi is engaging its workforce in a cultural shift towards Play to Win behaviors, including accountability, productivity, and increased focus. Sanofi’s 2025 People Ambitions are based on four key pillars and put patient lives at the center of the company’s business purpose.

“Our teams have embraced our Play to Win strategy and are confident to leave our old ways of working behind,” said Natalie Bickford, Executive Vice President, Chief People Officer. “A topic that is close to my heart is establishing a culture of diversity and an inclusive environment that reflects different patient populations. This includes better representing the diversity of our patients in clinical trials and involving all local leadership teams in their community projects.”

R&D Update: Sanofi has taken a unique approach to transforming its R&D efforts and expanding its capabilities based on three pillars – pathways, patients, and platforms. In 2020, 12 Specialty Care projects in the R&D pipeline entered Phase 3, demonstrating significant progress in moving forward a pipeline of potentially innovative medicines to address unmet patient needs.

[1]	Excludes Industrial Affairs third party sales.

“Since I took on the leadership of Sanofi R&D, we have transformed our approach to the discovery and development of medicines with a focus on deep understanding of disease pathways informed by patient insights, while leveraging our expanding repertoire of unique research platforms,” said John Reed, M.D., Ph.D., Global Head of Research & Development at Sanofi. “Today, I look forward to sharing the breadth and depth of Sanofi’s rich immunology pipeline, which positions us to bring practice-changing innovation to patients.”

Due to the current virtual environment, Sanofi intends to keep the investor community updated on its ongoing progress through brief and comprehensive events throughout 2021.

Capital Markets Day 2021 event details

Capital Markets Day 2021 will be held today from 2:30-5:00 p.m. CET / 8:30-11:00 a.m. EDT, following the fourth quarter and 2020 full year results analyst call. For background slides and webcast (audio only) please refer to the following link: https://www.sanofi.com/en/investors/financial-results-and-events/investor-presentations/capital-markets-day-2021 .

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contacts Ashleigh Koss Tel.: +1 (908) 205 2572 ashleigh.koss@sanofi.com Quentin Vivant Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com

Sanofi Investor Relations Contacts Paris

Eva Schaefer-Jansen

Arnaud Delepine

Yvonne Naughton

Sanofi Investor Relations Contacts North America

Felix Lauscher

Fara Berkowitz

Suzanne Greco

IR main line:

Tel.: +33 (0)1 53 77 45 45

investor.relations@sanofi.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2019. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.